UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42020

MAREX GROUP PLC

(Translation of registrant’s name into English)

155 Bishopsgate

London EC2M 3TQ

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

On April 14, 2025, Marex Group plc (the “Company”) filed a registration statement on Form F-1 (333-286522) (the “F-1 Registration Statement”) with the Securities and Exchange Commission in connection with a proposed offering of ordinary shares of the Company by certain selling shareholders. A press release issued in connection with the F-1 Registration Statement is attached hereto as Exhibit 99.1.

In connection with the proposed offering of ordinary shares, the Company provided certain information to prospective investors in the F-1 Registration Statement. Certain excerpts from the F-1 Registration Statement are attached hereto as Exhibit 99.2. The F-1 Registration Statement disclosed certain information that supplements or updates certain prior disclosures of the Company, including (i) preliminary financial results and selected other data for the three months ended March 31, 2025 based on information available at this time and (ii) reconciliations of Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share to their most directly comparable IFRS Accounting Standards measures.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press release issued by Marex Group plc, dated April 14, 2025

99.2	Excerpts from F-1 Registration Statement of Marex Group plc, dated April 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marex Group plc

Date: April 14, 2025	By:	/s/ Robert Irvin
Robert Irvin
Chief Financial Officer